Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Borealis Foods Inc. on Form S-8, of our report dated April 15, 2024, which includes an explanatory paragraph as to Oxus Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Oxus Acquisition Corp. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023 appearing in the Annual Report on Form 10-K of Borealis Foods Inc. (formerly known as Oxus Acquisition Corp.) for the year ended December 31, 2023. We were dismissed as auditors on February 7, 2024, effective April 15, 2024, and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in such Registration Statement for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

September 3, 2024